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United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:    Rolf Sundwall

Daniel Gordon

Chris Edwards

Mary Beth Breslin

Re:	Zentalis Pharmaceuticals, LLC
Draft Registration Statement on Form S-1
Submitted January 8, 2020
CIK No. 0001725160

Ladies and Gentlemen:

On behalf of Zentalis Pharmaceuticals, LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 6, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

February 14, 2020

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your statements throughout the prospectus that your product candidates have the potential to have a “best-in-class” product profile. This term suggests that your product candidates are effective, likely to be approved and compare favorably to competitive products. It is premature and inappropriate for you to make such statements or implications. Accordingly, please delete all references throughout your registration statement to best-in-class product profiles. If you wish to distinguish your product candidates from other treatments that are marketed or are being developed for your target indications, such disclosure should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Registration Statement in response to the Staff’s comment.

2.

We note your statement that you are developing “clinically differentiated” therapeutics. Please explain this term. Please also clarify your reference to oncology targets that have been “validated clinically.” Please also define “SERD,” “BCL-2,” “EGFR,” “NCE,” and “third generation inhibitor” where they are first used.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 3, 82, 95, 97, 98 and 99 of the Registration Statement in response to the Staff’s comment.

ZN-e4 (EGFR Inhibitor), page 3

3.

We note statements comparing ZN-e4 to osimertinib. As this comparison is not based on head-to-head studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparison to support marketing approval for ZN-e4 from the FDA or other comparable regulators.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 97, 126, 127, 128, 129 and 130 of the Registration Statement in response to the Staff’s comment. The Company has revised such disclosure to clarify that such comparison is derived from the data being sourced from preclinical studies of our product candidate that were conducted alongside osimertinib, or a series of

February 14, 2020

repeat preclinical studies utilizing a standard assay and uniform controls across preclinical studies. The Company respectfully advises the Staff that it has disclosed in the Registration Statement that the data from osimertinib is based on an evaluation of comparable proxy chemical compound purchased from commercial sources rather than obtained from the pharmaceutical company commercializing osimertinib.

Risk Factors

There is currently no FDA-approved oral SERD, page 15

4.

We note your statement here that the data collected in preclinical and clinical trials demonstrated “promising results” and similar disclosure throughout your prospectus, such as your statement that “compelling” data was observed in the clinical trials to date including “high potency and selectivity.” As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these references. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure throughout the Registration Statement in response to the Staff’s comment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies, page 64

5.	Please revise the last paragraph to reflect, if true, that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 64 of the Registration Statement in response to the Staff’s comment.

Use of Proceeds, page 71

6.

Please revise your disclosure in this section to indicate how far the proceeds from the offering will allow you to proceed in the Phase 1/2 clinical trials for ZN-c3 and ZN-e4 and in the Phase 1 trial for ZN-d5. Please also disclose the amount and sources of other funds needed to complete these clinical trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

February 14, 2020

Response: The Company respectfully advises the Staff that it will further update this disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the actual estimated amounts that correspond to each intended use and how far in the clinical development of each of its product candidates the Company expects to reach with the proceeds from the offering.

Corporate Conversion, page 78

7.	Please revise to clarify how many shares of common stock will be issued for each class of common and preferred units.

Response: The Company respectfully acknowledges the Staff’s comment and will provide more specificity and disclose further information to address the Staff’s comment once the preliminary offering price range is set, permitting the Company to disclose how many shares of common stock will be issued for each class of common and preferred units based on the midpoint of such price range.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates

Determination of the Fair Value of Class B Common Units, page 92

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the units underlying your equity issuances and the reasons for any differences between the recent valuations of your units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including equity compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with an analysis explaining how the Company determined the fair value of the units underlying the Company’s equity issuances and the reasons for the differences between the recent valuations of its units leading up to the IPO and the estimated offering price.

Business

Our History and Team, page 96

9.	Please explain the role of your scientific advisory board and business advisory board and clarify, here or in the appropriate section of your filing, how members are compensated.

February 14, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 97 of the Registration Statement in response to the Staff’s comment.

The Company further advises the Staff that there is no formal compensation policy pursuant to which members of the Company’s scientific advisory board or business advisory board are compensated for their services or position. Certain members of the scientific advisory board and business advisory board have, however, been awarded profits interests in the Company, but all such interests have been, and will be made, on a case by case basis.

ZN-c5, an Oral SERD for the Treatment of ER+/HER2- Breast Cancer, page 99

10.

We note your comparisons to fulvestrant and RAD1901 on pages 99-105, as well as to additional products in the graphic on page 111. We note similar comparative disclosures in the discussions of ZN-c3, ZN-d5 and ZN-e4. As these results were not based on head to- head studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparisons to support marketing approval for any of the product candidates from the FDA or other comparable regulators.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 104, 105, 106, 107, 108, 109, 115, 116, 117, 118, 119, 120, 124, 125, 127 and 128 of the Registration Statement in response to the Staff’s comment. The Company has revised such disclosure to clarify that such comparisons are derived from the data being sourced from preclinical studies that were conducted alongside the third-party compounds, or series of repeat preclinical studies utilizing standard assays and uniform controls across preclinical studies. The Company respectfully advises the Staff that it has disclosed in the Registration Statement that the data from these third-party compounds, other than H3B-6545, is based on evaluations of comparable proxy chemical compounds purchased from commercial sources rather than obtained from the pharmaceutical company developing or commercializing the applicable third-party compound. The Company respectfully advises the staff that the data with respect to H3B-6545 is based on a proxy chemical compound engineered by the Company based on published routes.

Phase 1/2 Clinical Trial of ZN-c5

Interim and Preliminary Efficacy Results, page 109

11.	Here and elsewhere in the document where you discuss results of studies demonstrating complete response and partial response, please clarify how you defined these terms.

February 14, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has revised the disclosure on page 111 of the Registration Statement in response to the Staff’s comment.

Licensing Agreements and Strategic Collaborations

Recurium IP Holdings, LLC, page 129

12.	Please revise to include the ownership percentage of Recurium Equity LLC at the time the offering closes, along with the corresponding development and regulatory milestone payments and royalties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 135 and 136 of the Registration Statement in response to the Staff’s comment.

Furthermore, the Company respectfully advises the Staff that it will further update the disclosure in a pre-effective amendment to the Registration Statement with respect to the ownership percentage of Recurium Equity LLC at the time of closing of the offering and the corresponding payments and royalties.

Mayo Foundation for Medical Education and Research, page 130

13.

Please disclose when the last-to-expire licensed patent is currently scheduled to expire. For the SciClone agreement, please revise to clarify the duration of the royalty obligation and the term of the agreement. Please also revise to clarify the duration of the Pfizer agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 84, 136 and 137 of the Registration Statement in response to the Staff’s comment.

SciClone Pharmaceuticals International (Cayman) Development Ltd., page 130

14.

The disclosure of your accounting policy for revenue under collaborative arrangements on page F-11 suggests you may be eligible to receive additional milestone payments as well as the reimbursement of research and development expenses under your collaboration and license agreement with SciClone. Please revise to disclose the total aggregate milestone payments you may become eligible to receive as well as a discussion of potential reimbursements of research and development expenses.

February 14, 2020

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 137 of the Registration Statement in response to the Staff’s comment.

Executive Compensation

Director Compensation, page 163

15.	Please provide the compensation information for the compensation received by Mr. Gallagher in fiscal year 2019.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 169 and 170 of the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 164

16.	Please disclose the nature of the affiliation between Kalyra Pharmaceuticals and Recurium IP Holdings, LLC and the executive officers and directors listed in this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 173 of the Registration Statement in response to the Staff’s comment.

Basis of Presentation, page F-8

17.

Please provide your analysis supporting the determination that Kalyra Pharmaceuticals, Inc. is a variable interest entity, that you hold a variable interest in Kalyra, and that you are the primary beneficiary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in its analysis of how to account for its investment in Kalyra Pharmaceuticals, Inc. (Kalyra), it considered the following:

1.	Does Kalyra qualify for a scope exception to ASC 810 or the variable interest entity (VIE) model?

2.	Does the Company hold a variable interest in Kalyra?

3.	Is Kalyra a VIE?

4.	Is the Company the primary beneficiary of Kalyra?

1.	Does Kalyra qualify for a scope exception to ASC 810 or the variable interest entity (VIE) model?

February 14, 2020

ASC 810-10-15-4 provides that all legal entities are subject to the guidance for consolidation by a reporting entity, other than those specifically excluded in ASC 810-10-15-12, including employee benefit plans, governmental organizations, certain investment companies and money market funds. None of these exemptions apply to Kalyra, thus, ASC 810 is applicable.

ASC 810-10-15-17 provides exceptions to the VIE model in addition to the scope exceptions under the consolidation guidance. The only such exception that required further analysis was the business scope exception. A reporting entity is not required to apply the provisions of the Variable Interest model to an entity that is deemed to be a “business” (as defined by ASC 805) unless any of four specified conditions exist. Under ASU 2017-01, an entity is first required to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this criterion is not met, the entity must consist of an input and a substantive process that together significantly contribute to the ability to create outputs, to be considered a business under ASC 805.

Substantially all of the fair value of the gross assets of Kalyra are not concentrated in a single identifiable asset or a group of similar identifiable assets as the entity holds assets such as cash, receivables, equipment, raw materials and an assembled workforce.

Kalyra has inputs such as patents and in-process research and development, and substantive processes utilized by its workforce to develop and commercialize drugs. Thus, the Company has concluded that Kalyra meets the definition of a business.

Next the Company assessed whether any of the conditions outlined in ASC 810 exist which would make the business scope exception not applicable. The initial condition to consider is whether the reporting entity, its related parties, or both participated significantly in the design or redesign of the legal entity. The Company participated significantly in the redesign of Kalyra’s capital structure and governance through its investment in Kalyra as a Series B preferred stock holder. After its investment in December 2017, the Company holds 25% of diluted ownership of Kalyra and controls the board of directors through its right to appoint two out of the three board members with all significant decisions decided by majority vote.

Thus, Kalyra meets the condition described above and the business scope exception would not be applicable. As Kalyra does not meet the scope exception of ASC 810 nor any of those of the VIE model, the Company evaluated Kalyra under the VIE guidance to determine the appropriate accounting under the VIE model.

2.	Does the Company hold a variable interest in Kalyra?

As equity in Kalyra represents the most subordinated interests in Kalyra, and the equity interests will absorb variability in the fair value of Kalyra’s net assets, the Company

February 14, 2020

holds a variable interest in Kalyra through its Series B preferred stock equity interest. While common stock is the most subordinated interest in Kalyra, the preferred stock also absorbs variability and therefore meets the definition of a variable interest.

3.	Is Kalyra a VIE?

ASC 810-10-15-14 presents three conditions of a VIE. If any one of these conditions is met, the legal entity meets the definition of a VIE. The first such condition is that the total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. To assess this condition, the Company must first identify the total equity investment at risk. The Company ‘s and other investors’ equity are at risk as they participate significantly in the profits and losses of Kalyra and there are no put rights or guarantees that protect the equity investments.

As a clinical-stage biopharmaceutical company without any approved products, Kalyra incurs significant operating losses and expects to incur losses for the foreseeable future. Kalyra will need significant additional capital to fund its operations research and development activities through to commercialization and profitability. The fair value of Kalyra’s net assets is not currently sufficient to induce lenders to provide sufficient capital for Kalyra to complete its research and development activities. Kalyra has historically funded its activities primarily through private financings. Without the receipt of additional subordinated financial support, Kalyra will not have the ability to adequately finance its activities. The Company therefore concluded that Kalyra does not have sufficient equity investment at risk and is considered a VIE.

4.	Is the Company the primary beneficiary of Kalyra?

Under ASC 810-10-25-38A, a party is deemed to be the primary beneficiary of a VIE (and therefore consolidate the VIE) if it has both of the following characteristics of a controlling financial interest in a VIE:

a)	The power to direct the activities that most significantly affect the VIE’s economic performance.

b)	The obligation to absorb losses or the right to receive residual returns of the VIE that could potentially be significant to the VIE.

Kalyra’s purpose is the development and commercialization of pharmaceutical drugs and technologies. The activities that most significantly impact Kalyra’s economic performance include approvals of and amendments to its operating budget; hiring, firing and setting compensation for key officers; performance of research and development activities; and commercialization of products. The decisions most significantly impacting these activities are controlled by Kalyra’s board of directors.

February 14, 2020

Kalyra’s board of directors is comprised of Anthony Y. Sun, M.D., the Company’s President and Chief Executive Officer; Kevin D. Bunker, Ph.D., the Company’s Chief Operating Officer; and Karan Takhar, a member of the Company’s Board of Directors. As a condition of the Company’s purchase of Series B preferred stock of Kalyra, Dr. Sun was appointed as President, Chief Executive Officer and a director of Kalyra. Also as a condition of the Company’s purchase of Series B preferred stock, the Company was granted the right to appoint a “Preferred Director”, in which role the Company selected Mr. Takhar. Additionally, the number of board members cannot be changed without the authorization of the Company. The Company also noted that neither Dr. Sun nor Mr. Takhar is a substantive equity holder of Kalyra, while Dr. Bunker is a substantive equity holder. Based on the Company’s analysis of Kalyra’s governing documents, the Company determined that all significant decisions related to the operations of Kalyra are determined by a majority vote of the board of directors. Other investors have protective rights, but not the ability to control significant operating decisions.

Based on these facts, the Company concluded that it controls two of the three board seats of Kalyra and therefore controls the most significant economic decisions of Kalyra.

In addition to having power, the primary beneficiary must also have the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE. The Company has the obligation to absorb losses or the right to receive residual returns of Kalyra through its 25% equity interest in Kalyra.

Therefore, the Company concluded that it meets both criteria necessary to be the primary beneficiary of Kalyra.

2. Summary of Significant Accounting Policies

Revenue under Collaborative Agreements, page F-11

18.

Please revise to disclose your determination of performance obligations under the agreement, including judgements made concerning the timing of satisfaction and in the allocation of the transaction price, if any. Refer to ASC 606-10-50-12 and 606-10-50-17. In addition, include disclosure of your policies for recognizing revenues from milestone payments and future royalties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-11 of the Registration Statement in response to the Staff’s comment.

Exhibits

February 14, 2020

19.

Please file the agreements with Mayo Foundation for Medical Education and Research, SciClone Pharmaceuticals International and Pfizer, Inc., or tell us why those agreements are not required to be filed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe (i) the agreement with Mayo Foundation for Medical Education and Research (the “Mayo Agreement”), (ii) the collaboration and license agreement with SciClone Pharmaceuticals International (Cayman) Development Ltd. (the “SciClone Agreement”) and (iii) the clinical trial collaboration and supply agreement with Pfizer, Inc. (the “Pfizer Agreement”) are material contracts required to be filed pursuant to Item 601(b)(1) of Regulation S-K. The Company entered into each of these agreements in the ordinary course of business, and the Company’s business is not substantially dependent on any of the Mayo Agreement, SciClone Agreement or Pfizer Agreement. Accordingly, for the reasons set forth below, the Company believes that it is not required to file the Mayo Agreement, the SciClone Agreement or the Pfizer Agreement under either Item 601(b)(10(i) or 601(b)(10)(ii)(B).

Pursuant to Regulation S-K Item 601(b)(10)(i), “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” must be filed as a material contract. In addition, pursuant Regulation S-K Item 601(b)(10)(ii)(B), if a contact is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract to “purchase the major part of registrant’s requirements of goods, services or raw materials or any…license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The Mayo Agreement is a sponsored research agreement that was made in the ordinary course of the Company’s non-clinical research activities and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., discovering and developing small molecule new chemical entities). Further, the Company’s business is not “substantially dependent” upon the Mayo Agreement because the Company is not dependent on any right to use a patent, formula, trade secret, process or trade name pursuant to the Mayo Agreement. As of the date of this letter, no patent rights have been created under the Mayo Agreement.

The SciClone Agreement is a collaboration and license agreement that was made in the ordinary course of the Company’s non-clinical research and drug commercialization activities and is also of the type ordinarily accompanying the Company’s business. Further, the Company is not materially dependent on any of the intellectual property rights licensed to SciClone for development and commercialization in the geographic regions specified in the SciClone Agreement. Although the Company is entitled to

February 14, 2020

receive certain royalties on net sales of the licensed products under the SciClone Agreement, it has not yet received, and may never receive, such royalties.

The Pfizer Agreement is a clinical trial collaboration and supply agreement that was made in the ordinary course of the Company’s clinical research activities and is also the type ordinarily accompanying the Company’s business. Further, the Company is not materially dependent on the services and supplies provided by Pfizer pursuant to the agreement. Although the Company has benefitted from the collaboration in connection with the Phase 1/2 clinical trial of ZN-c5, the Company is not materially dependent on this individual trial and the Pfizer Agreement may be terminated for a number of reasons by either party.

For the foregoing reasons, the Company is not currently dependent on any of the Mayo Agreement, the SciClone Agreement or the Pfizer Agreement in any material or substantial respect and respectfully submits that each of the Mayo Agreement, the SciClone Agreement and the Pfizer Agreement is not required to be filed as a material contract.

General

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418(b) under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to

February 14, 2020

contact me at 212-906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Anthony Y. Sun, M.D., Chief Executive Officer, Zentalis Pharmaceuticals, LLC

Cheston Larson, Latham & Watkins LLP

Matthew Bush, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Richard Segal, Cooley LLP

Alison Haggerty, Cooley LLP